Exhibit 2

Concordia-SC, April 22, 2003.

NYSE and SEC

This is to inform you about the resolutions of the Ordinary and Extraordinary Stockholders' General Meetings held today.

I - Ordinary Stockholders' General Meeting

a) Administration Accounts, Balance Sheet and other Financial Statements for the fiscal year ended on 12.31.2002 were approved;

b) The following resolutions concerning appropriation of net profit and homologation of distributed dividends were carried: 1 - The appropriation of the fiscal year's net profit total balance, in the amount of R$ 147,652,005.61 (one hundred forty-seven million, six hundred fifty-two thousand, five reais and sixty-one cents) was approved for the following statutory reserves: R$ 11,806,282.81 (eleven million, eight hundred and six thousand, two hundred eighty-two reais and eighty-one cents) for the Research and Development Reserve and R$ 135,845,722.80 (one hundred thirty-five million, eight hundred forty-five thousand, seven hundred twenty-two reais and eighty cents), for the Expansion Reserve. This appropriation aimed at meeting investments scheduled for the fiscal year in progress, as per the Capital budget; 2 - Interest payments on Equity capital, for the purposes of dividends, made in advance in two distributions were countersigned: the first one, by decision taken at the meeting held on 12.19.2002, in the amount of R$ 49,259,166.64 (forty-nine million, two hundred fifty-nine thousand, one hundred sixty-six reais and sixty-four cents), payment of which was made on 02.14.2003, and the second one, by decision taken at the meeting held on 01.29.2003, in the amount of R$ 15,803,956.22 (fifteen million, eight hundred and three thousand, nine hundred fifty-six reais and twenty-two cents) payment of which was made on 02.21.2003. Further, for the purposes of interim dividends, the distribution, by decision taken at the Board meeting held on 07.23.2002, in the amount of R$11,604,245.00 (eleven million, six hundred and four thousand, two hundred forty-five reais) was also countersigned, payment of which was made on 08.16.2002, thus amounting to R$ 76,667,367.86 (seventy-six million, six hundred sixty-seven thousand, three hundred sixty-seven reais and eighty six cents).

c) The following were elected to form the Board of Directors for another one-year term of office: Romano Ancelmo Fontana Filho (Chairman), Osorio Henrique Furlan, Sergio Fontana dos Reis, Attilio Fontana Neto, Marise Pereira Fontana Cipriani, Ottoni Romano Fontana Filho, Alcides Lopes Tapias, Karlos Heinz Rischbieter, Vicente Falconi Campos, Roberto Faldini and Victor Bayard de Maura Fontana.

d) The Statutory Audit Committee was installed with three regular members and three substitutes being elected to hold office up until the Ordinary Stockholders' General Meeting to be held in 2.004.

II - Extraordinary Stockholders' General Meeting

As a single matter to be discussed, the Board proposal to increase Capital Stock from R$ 700,000,000.00 (seven hundred million reais) to R$ 1,000,000,000.00 (one billion reais) through the use of de capitalizable reserves was approved.

                                Yours very truly


                               SADIA S. A.
                               LUIZ GONZAGA MURAT JUNIOR
                               CHIEF FINANCIAL OFFICER